UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: December 15, 2020	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Consolidated condensed interim financial statements as of September 30, 2020 and for the nine and three- month periods ended September 30, 2020 and 2019

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019

CONTENTS

Unaudited consolidated condensed interim statement of profit or loss and other comprehensive income
Unaudited consolidated condensed interim statement of financial position
Unaudited consolidated condensed interim statement of changes in equity
Unaudited consolidated condensed interim statement of cash flows
Notes to the unaudited consolidated condensed interim financial statements:
1 Legal information
2 Basis of preparation
3 Critical accounting judgments and key sources used for estimating uncertainty
4 Net revenue
5 Cost of sales
6 Selling and administrative expenses
7 Other net gains and losses
8 Tax on bank accounts debits and credits
9 Financial results, net
10 Income tax expense
11 Earnings per share
12 Property, plant and equipment
13 Inventories
14 Parent company, other shareholders, associates and other related parties balances and transactions
15 Other receivables
16 Right of use of assets and lease liabilities
17 Trade accounts receivable
18 Investments
19 Capital stock and other capital related accounts
20 Accumulated other comprehensive income
21 Borrowings
22 Accounts payable
23 Provisions
24 Tax liabilities
25 Cash and cash equivalents
26 Financial instruments
27 Non-cash transactions
28 Segment information
29 Commitments
30 Sale of subsidiary Yguazú Cementos S.A. - Discontinued operations
30 Measures adopted by the Argentine economy after the 2019 national presidential elections
32 Effects of COVID-19 on the Group
33 Officially stamped books
34 Subsequent events

Information Report

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

		Nine months		Three months
	Notes	09.30.2020	09.30.2019	09.30.2020	09.30.2019

Net revenues	4	25,474,779	33,011,946	10,755,796	11,260,145
Cost of sales	5	(18,466,804)	(24,240,597)	(7,745,548)	(8,361,920)

Gross profit		7,007,975	8,771,349	3,010,248	2,898,225

Share of losses of associates	14	(362,707)	-	(362,707)	-
Selling and administrative expenses	6	(2,165,476)	(2,526,946)	(827,950)	(791,439)
Impairment of property, plant and equipment	12	(850,605)	-	(850,605)	-
Other gains and losses	7	57,610	17,005	5,548	39,808

Tax on bank accounts debits and credits	8	(322,973)	(371,817)	(132,875)	(122,927)

FINANCIAL RESULTS, NET
Exchange rate differences	9	1,244,550	(1,890,967)	2,053,571	(2,063,749)
Gain on net monetary position		320,056	1,255,114	106,860	376,429
Financial income	9	67,243	119,386	217,665	104,182
Financial expenses	9	(1,229,051)	(1,171,326)	(377,253)	(462,509)

Profit before tax		3,766,622	4,201,798	2,842,502	(21,980)

INCOME TAX EXPENSE
Current	10	(1,175,051)	(855,129)	(965,060)	204,841
Deferred	10	368,858	(443,204)	367,363	(362,714)

NET PROFIT FOR THE PERIOD FROM CONTINUED OPERATIONS		2,960,429	2,903,465	2,244,805	(179,853)

DISCONTINUED OPERATIONS
Income from discontinued operations	30	4,606,788	665,285	4,204,476	262,372

NET PROFIT FOR THE PERIOD		7,567,217	3,568,750	6,449,281	82,519

OTHER COMPREHENSIVE INCOME
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(257,269)	239,224	(159,274)	669,329

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)		(257,269)	239,224	(159,274)	669,329

TOTAL COMPREHENSIVE INCOME		7,309,948	3,807,974	6,290,007	751,848

Net profit for the period attributable to:
Owners of the Company		7,496,231	3,411,290	6,435,732	68,060
Non-controlling interests		70,986	157,460	13,549	14,459
NET PROFIT FOR THE PERIOD		7,567,217	3,568,750	6,449,281	82,519

Total comprehensive income attributable to:
Owners of the Company		7,365,019	3,533,298	6,354,500	409,429
Non-controlling interests		(55,071)	274,676	(64,493)	342,419
TOTAL COMPREHENSIVE INCOME		7,309,948	3,807,974	6,290,007	751,848

Earnings per share (basic and diluted) in Argentine pesos
From continued operations	11	5.2275	5.1541	3.7925	(0.1103)
From discontinued operations	11	12.5770	5.7234	10.7977	0.1142

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Notes	09.30.2020	12.31.2019
ASSETS
Non-current assets
Property, plant and equipment	12	47,523,875	48,303,302
Right of use of assets	16	424,155	498,876
Intangible assets		113,842	154,021
Investments	18	3,127	5,408,779
Goodwill		31,185	31,185
Inventories	13	1,961,658	1,830,565
Other receivables	15	425,510	687,322
Total non-current assets		50,483,352	56,914,050

Current assets
Inventories	13	4,980,171	5,922,104
Other receivables	15	1,130,429	686,818
Trade accounts receivable	17	2,664,798	2,902,970
Investments	18	4,383,096	1,246,868
Cash and banks		268,549	348,025
Total current assets		13,427,043	11,106,785
Total assets		63,910,395	68,020,835

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Notes	09.30.2020	12.31.2019
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital stock and other capital related accounts	19	13,517,782	13,517,782
Reserves		16,814,811	14,519,912
Retained earnings		7,496,231	4,694,899
Accumulated other comprehensive income	20	-	403,818
Equity attributable to the owners of the Company		37,828,824	33,136,411
Non-controlling interests		286,673	2,727,943
Total shareholders’ equity		38,115,497	35,864,354

LIABILITIES
Non-current liabilities
Borrowings	21	2,173,489	5,000,541
Accounts payable	22	90,033	170,444
Provisions	23	718,385	681,724
Lease liabilities	16	374,646	415,818
Other liabilities		49,809	62,965
Deferred tax liabilities	10	6,277,916	6,646,774
Total non-current liabilities		9,684,278	12,978,266

Current liabilities
Borrowings	21	3,931,968	6,261,639
Accounts payable	22	5,847,563	10,681,366
Advances from customers		557,563	233,220
Salaries and social security payables		979,138	1,147,586
Tax liabilities	24	2,177,852	627,995
Lease liabilities	16	126,035	124,511
Other liabilities		2,490,501	101,898
Total current liabilities		16,110,620	19,178,215
Total liabilities		25,794,898	32,156,481
Total shareholders’ equity and liabilities		63,910,395	68,020,835

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY AS OF SEPTEMBER 30, 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Owners contributions								Accumulated other comprehensive income
	Capital	Adjustment to capital	Share premium	Merger premium	Legal reserve	Environmental reserve	Optional reserve	Future dividends reserve	Exchange differences on translation of foreign operations gains / (losses)	Retained earnings	Equity attributable to owners of the Company	Non-controlling interests	Total
Balances as of January 1, 2020	59,603	4,256,645	7,793,676	1,407,858	707,090	6,738	13,749,412	56,672	403,818	4,694,899	33,136,411	2,727,943	35,864,354

Resolved by Ordinary General Shareholders’ Meeting dated April 16, 2020:					156,160					(156,160)
- Legal reserve							4,538,739			(4,538,739)
- Optional reserve
Resolved by Ordinary General Shareholders’ Meeting dated September 30, 2020:
Dividends distribution							(2,343,328)	(56,672)			(2,400,000)		(2,400,000)
Other comprehensive income									(131,212)		(131,212)	(126,057)	(257,269)
Reclassification of exchange differences on translation of foreign operations gains / (losses) (Note 30)									(272,606)		(272,606)		(272,606)
Derecognition of non-controlling interest due to sale of subsidiary (Note 30)												(2,748,906)	(2,748,906)
Capital contribution to Ferrosur Roca S.A.												362,707	362,707
Income for the period										7,496,231	7,496,231	70,986	7,567,217
Balances as of September 30, 2020	59,603	4,256,645	7,793,676	1,407,858	863,250	6,738	15,944,823	-	-	7,496,231	37,828,824	286,673	38,115,497

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY AS OF SEPTEMBER 30, 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Owners contributions								Accumulated other comprehensive income
	Capital	Adjustment to capital	Share premium	Merger premium	Legal reserve	Environmental reserve	Optional reserve	Future dividends reserve	Exchange differences on translation of foreign operations gains / (losses)	Retained earnings	Equity attributable to owners of the Company	Non-controlling interests	Total
Balances as of January 1, 2019	59,603	4,256,645	7,793,676	1,407,858	195,582	6,738	4,030,758	56,672	516,370	10,230,162	28,554,064	2,585,855	31,139,919
Resolved by Ordinary General Shareholders’ Meeting dated April 25, 2019:
- Legal reserve					511,508					(511,508)
- Optional reserve							9,718,654			(9,718,654)
Other comprehensive income									122,008		122,008	117,216	239,224
Income for the period										3,411,290	3,411,290	(168,519)	3,242,771
Balances as of September 30, 2019	59,603	4,256,645	7,793,676	1,407,858	707,090	6,738	13,749,412	56,672	638,378	3,411,290	32,087,362	2,534,552	34,621,914

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	09.30.2020	09.30.2019
CASH FLOWS FROM OPERATING ACTIVITIES
Income from continued operations	2,960,429	2,903,465
Income from discontinued operations	4,606,788	665,285
Net profit for the period	7,567,217	3,568,750
Adjustments to reconcile net profit to net cash generated by operating activities
Income tax expense	2,168,919	1,365,087
Depreciation and amortization	2,782,183	2,364,598
Provisions	(37,803)	112,229
Interest expense	935,038	827,268
Exchange rate differences	(2,378,318)	1,133,535
Share of losses of associates	362,707	-
Gain on disposal of property, plant and equipment	39,027	(12,481)
Gain on disposal of shareholding Yguazú Cementos S.A. shareholding (Note 30)	(5,969,513)	(732,039)
Impairment of property, plant and equipment	850,605	-
Allowance for contributions paid to the Trust Fund to Strengthen the Inter-urban Railroad System	107,731	-
Changes in operating assets and liabilities
Inventories	676,830	(205,092)
Other receivables	76,053	(162,505)
Trade accounts receivable	(226,985)	(782,082)
Advances from customers	342,298	(42,282)
Accounts payable	607,373	934,874
Salaries and social security payables	6,492	212,454
Provisions	(37,224)	(76,044)
Tax liabilities	(103,541)	330,063
Other liabilities	(23,414)	82,295
Gain on net monetary position	(320,056)	(1,255,114)
Income tax paid	(793,746)	(1,631,076)
Net cash generated by operating activities	6,631,873	6,032,438

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the operation of Yguazú Cementos S.A. (Note 30)	7,495,140	-
Proceeds from disposal of property, plant and equipment	35,735	43,387
Payments to acquire property, plant and equipment	(7,198,983)	(11,479,560)
Payments to acquire intangibles assets	(4,155)	(35,977)
Contributions to F.F.F.S.F.I.	(50,121)	(61,625)
Net cash generated by / (used in) investing activities	277,616	(11,533,775)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	11,358,948	8,087,240
Interest paid	(2,541,133)	(1,691,081)
Lease liabilities	(97,607)	(88,442)
Repayment of borrowings	(15,298,007)	(4,123,052)
Net cash (used in) / generated by financing activities	(6,577,799)	2,184,665
Net increase (decrease) in cash and cash equivalents	331,690	(3,316,672)
Cash and cash equivalents at the beginning of the period	1,594,893	4,384,958
Effect of restating in constant currency of cash and cash equivalents	(99,643)	(149,395)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	2,824,705	(87,894)
Cash and cash equivalents at the end of the period	4,651,645	830,997

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

1.            LEGAL INFORMATION

Legal address:

Boulevard Cecilia Grierson 355, 4th Floor, City of Buenos Aires, Argentina.

Fiscal year number:

Fiscal year number 96, beginning January 1, 2020.

Principal business of the Company:

The Company and its subsidiaries, mentioned below, are referred to in these consolidated condensed interim financial statements as the “Group”.

The main activity of the Company is the manufacturing and selling of cement and its derivatives, as well as the exploration of mineral resources that are used in the production process.

Currently, the Company has 9 factories in Argentina, in the provinces of Buenos Aires, Neuquén, San Juan and Catamarca. The Company also has 10 concrete plants.

The Group, through its subsidiary Cofesur S.A.U., has a controlling interest in Ferrosur Roca S.A., a company operating the rail freight network of the Roca Railroad under a concession granted by the Argentine government in 1993 for a period of 30 years, which allows access from several of Loma Negra’s cement production plants to the rail network. On March 8, 2018 and with the due approval of its majority shareholder (Cofesur S.A.U.), Ferrosur Roca S.A. requested the Enforcement Authority an extension of the concession for an additional term of 10 years, pursuant to the provisions of the Bidding Terms and Conditions and the Concession Agreement. This requirement is now subject to the renegotiation and readjustment of the concession contract in order to mitigate the consequences that seriously affect the company´s business and alter the balance of the concession contract. As of the date of issuance of these consolidated condensed interim financial statements, Ferrosur Roca S.A. has not yet been called to initiate the renegotiation process, together with the Special Commission for Contract Renegotiation but it is optimistic in its evaluation regarding the process of renegotiation. The Group considers that the term of the concession has been extended for purposes of all required accounting evaluations and estimates.

The Group also has a controlling interest in Recycomb S.A.U., a company engaged in the treatment and recycling of industrial waste intended to be used as fuel or raw material, and a controlling interest in Yguazú Cementos S.A., a company organized in Paraguay engaged in the manufacturing and marketing of cement.

Finally, on August 21, 2020, the Company sold its stake in Yguazú Cementos S.A., a company incorporated in the Republic of Paraguay dedicated to the manufacture and sale of cement. The information related to the sale of the participation and its main effects are described in Note 30.

Date of registration in the Argentine General Inspection of Justice (IGJ):

-	Registration of the bylaws: August 5th, 1926, under No 38, Book 46.
-	Last amendment registered to the bylaws: August 29th, 2017, under No. 17,557 Book 85 of Companies by shares.
-	Correlative Number of Registration with the IGJ: 1,914,357.
-	Tax identification number [CUIT]: 30-50053085-1.
-	Date of expiration: July 3, 2116.

Parent company:

InterCement Trading e Inversiones S.A. with 51.0437% of the Company’s capital stock and votes.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Capital structure:

The subscribed for and paid in capital amounts to $ 59,602,649, represented by 596,026,490 book-entry common shares with a nominal value of $ 0.10 each, and each entitling to one vote.

2.            BASIS OF PREPARATION

2.1 Basis of preparation

The accompanying consolidated condensed interim statement of financial position as of September 30, 2020, the consolidated condensed interim statement of profit or loss and other comprehensive income, consolidated condensed interim statement of changes in equity and of cash flows for the nine and three-month periods ended September 30, 2020 and 2019 and the notes to the consolidated condensed interim financial statements (hereinafter, the “interim financial statements”) are unaudited and have been prepared as interim financial information. These interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, pursuant to the provisions in Technical Resolution No. 26 (as amended) issued by the Argentine Federation of Professional Councils of Economic Sciences [FACPCE] and the Regulations issued by the Argentine Securities Commission [“Comisión Nacional de Valores” (CNV)].

Consequently, not all of the disclosures required in accordance with International Financial Reporting Standards (“IFRS”) for annual financial statements are included herein, hence, these interim financial statements shall be read in conjunction with the Group’s consolidated financial statements for the fiscal years ended December 31, 2019 and 2018 issued on March 10, 2020. In the opinion of the Group’s Management, these unaudited consolidated condensed interim financial statements include all normal recurring adjustments, which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2019 presented in these unaudited consolidated condensed interim financial statements arises from our audited consolidated financial statements for the fiscal year ended December 31, 2019, after adjustments to reflect the discontinuation of operations by the sale of Yguazú Cementos SA (Note 30), restated in closing currency of the reported period, following the guidelines in IAS 29. Such guidelines have been described in Note 2.2 to our consolidated financial statements as of December 31, 2019.

The results of operations for the nine-month periods ended September 30, 2020 and 2019 do not necessarily reflect the results for the full years. The Company believes that the disclosures are appropriate and adequate to consider that the information presented is not misleading.

As a consequence of the pandemic caused by the COVID-19 virus, which has caused global economic disruption, the Group has implemented active prevention programs in its different locations and contingent plans to minimize the risk related to the pandemic and continue with its operations; being the main measures and effects described in Note 32 to these interim consolidated financial statements. The Group's Management has considered the impact of COVID-19, and the current conditions of the economy and the market, for the preparation of the interim financial information, concluding that there are no changes in judgments and significant estimates disclosed in the consolidated financial statements as of December 31, 2019.

Due to the sale of the shareholding in Yguazú Cementos SA, described in Note 30, the results of the aforementioned business are presented as discontinued operations in accordance with the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations". Consequently, all amounts related to discontinued operations within each item of the consolidated statement of comprehensive income are reclassified as discontinued operations. The consolidated statement of cash flow includes the cash flows from continued and discontinued operations, with cash flows from discontinued operations and earnings per share disclosed separately in Note 30, as well as additional information related to the operation carried out.

These consolidated condensed interim financial statements were approved for issue by the Board of Directors on November 10, 2020, the date when the interim financial statements were available for issuance.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

2.2 Basis of consolidation

These interim financial statements include the unaudited consolidated condensed interim statement of financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. The basis of consolidation and the subsidiaries are the same as for the Company’s audited consolidated financial statements for the year ended December 31, 2019, issued on March 10, 2020.

On August 21, 2020, the Group sold its stake in Yguazú Cementos S.A., losing its control. For this reason, the information related to said company is presented as discontinued operations (Note 30).

The consolidated information disclosed in these condensed interim financial statements include the following subsidiaries:

	Main business	Country	% of direct and indirect ownership as of
			09.30.20	12.31.19	09.30.19
Subsidiary name:
Cofesur S.A.U.	Investment	Argentina	100.00	100.00	100.00
Ferrosur Roca S.A. (1)	Rail freight transportation	Argentina	80.00	80.00	80.00
Recycomb S.A.U.	Waste recycling	Argentina	100.00	100.00	100.00

(1)      Directly controlled by Cofesur S.A.U.

Below is a summary of the financial information of Ferrosur Roca S.A., a subsidiary with material non-controlling interests.

	09.30.2020	12.31.2019

Current assets	1,155,453	668,409
Non-current assets	1,448,398	3,065,451
Current liabilities	891,206	2,995,400
Non-current liabilities	279,282	342,141
Equity attributable to the owners of the company	1,146,691	317,056
Non-controlling interests	286,673	79,264

	09.30.2020	09.30.2019
Nine-month period
Net revenues	2,371,532	3,398,131
Financial results, net	333,315	(652,078)
Depreciations	(598,702)	(560,235)
Income tax	95,283	18,318
Loss for the period (*)	(776,492)	(842,593)

(*) The net loss as of September 30, 2020 includes a gain of 4,951 from eliminations of intragroup transactions.

	09.30.2020	09.30.2019
Nine-month period
Net cash generated by operating activities	125,723	12,616
Net cash generated by / (used in) investing activities	557,222	(250,342)
Net cash used in financing activities	(598,698)	261,977
Financial and holding results generated by cash	(12,226)	(10,870)

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

2.3 Accounting policies

These consolidated condensed interim financial statements have been prepared using the same accounting policies and criteria used in the preparation of the audited consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards and interpretations effective as of January 1, 2020, if any.

2.3.1 Application of new and revised International Financial Reporting Standards (IFRS)

●	Adoption of new and revised IFRS

The Group has adopted all of the new and revised standards and interpretations issued by the International Accounting Standards Board (“IASB”) that are relevant to its operations and that are mandatorily effective as of September 30, 2020, as described in Note 2.2 to the Group's annual consolidated financial statements as of December 31, 2019.

The Group has not opted for early adoption of any other standard, interpretation or amendment that has been issued but is not yet in force.

●	New standards

New standards and interpretations issued during the nine-month period ended September 30, 2020 and the standards and interpretations issued but not mandatory as of that date are described in Note 2.2 to the consolidated financial statements as of December 31, 2019.

3.            CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES USED FOR ESTIMATING UNCERTAINTY

In the application of the Group´s accounting policies, the Group´s management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are relevant. Actual results may differ from these estimates.

In the ordinary course of its business, the Group selects tax criteria and accounting positions based on a reasonable interpretation of current regulations, also taking into account the opinion of its tax and legal advisors together with the evidence available up to the date of issue of these financial statements. However, there may be situations in which the assessment that a third party could make of them and the eventual realization of damage to the Group is uncertain. For such cases, the Group has evaluated the issues considering their significance in relation to the financial statements and has not made a provision as it is not required by current accounting standards.

Underlying estimates and assumptions are continuously reviewed. Changes in estimates are accounted for prospectively.

The unaudited consolidated condensed interim financial statements reflect all adjustments which are, in the opinion of Management, necessary to make a fair statement of the results for the interim periods presented.

There are no significant changes to the critical judgements used by Management in applying accounting policies to the critical judgements disclosed in the annual consolidated financial statements for the year ended December 31, 2019.

As a consequence of the activities in which the Group is engaged, its transactions do not have a significant cyclical or seasonal character. Nevertheless, during the second half of the year, the volume of sales in Argentina has historically showed a slight increase.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

4.            NET REVENUE

	09.30.2020	09.30.2019
Nine-month period
Sales of goods	34,210,778	33,985,201
Domestic market	34,183,955	33,961,349
External customers	26,823	23,852

Services rendered	1,419,273	2,002,473

(-) Bonus / Discounts	(10,155,272)	(2,975,728)
Total	25,474,779	33,011,946

5.            COST OF SALES

		09.30.2020		09.30.2019
Nine-month period
Inventories at the beginning of the year		7,752,669		7,671,760
Finished products	552,237		682,363
Products in progress	1,724,352		1,681,724
Raw materials, materials, fuel and spare parts	5,476,080		5,307,673

Purchases and production expenses for the period		17,655,964		24,464,193

Inventories at the end of the period		(6,941,829)		(7,895,356)
Finished products	(337,701)		(551,620)
Products in progress	(1,111,921)		(1,638,777)
Raw materials, materials, fuel and spare parts	(5,492,207)		(5,704,959)

Cost of sales		18,466,804		24,240,597

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

The detail of production expenses is as follows:

	09.30.2020	09.30.2019
Nine-month period
Fees and service fees	384,360	454,492
Salaries, wages and social security contributions (1)	3,120,293	4,563,223
Transport and travelling expenses	121,265	166,298
Data processing	8,624	19,501
Taxes, contributions and commissions	357,692	442,439
Depreciation and amortizations	2,523,326	2,264,238
Preservation and maintenance costs	1,718,076	2,299,999
Communications	24,345	25,549
Leases	17,862	52,818
Employee benefits	68,999	92,688
Water, natural gas and energy services	5,650	10,806
Freight	1,452,544	1,751,763
Fuel	2,142,993	4,099,506
Insurance	63,185	75,126
Packaging	891,221	911,266
Electrical power	1,742,779	2,503,323
Contractors	1,210,091	1,848,618
Tolls	94,799	3,512
Canon (concession fee)	24,192	23,669
Security	134,601	142,138
Others	254,498	314,096
Total	16,361,395	22,065,068

(1)	Includes Assistance to Work and Production (“ATP”), received by Ferrosur Roca S.A. that amounted to approximately 86,124, which is mentioned in Note 32.

6.            SELLING AND ADMINISTRATIVE EXPENSES

	09.30.2020	03.21.2019
Nine-month period
Managers and directors compensation and fees	171,746	225,924
Fees and compensation for services	218,704	167,954
Salaries, wages and social security contributions	518,970	755,832
Transport and travelling expenses	12,599	35,119
Data processing	45,564	56,069
Advertising expenses	34,472	53,052
Taxes, contributions and commissions	528,296	684,379
Depreciation and amortizations	200,577	108,049
Preservation and maintenance costs	7,943	11,777
Communications	21,799	23,934
Leases	9,904	17,657
Employee benefits	15,785	31,978
Water, natural gas and energy services	3,091	3,561
Freight	280,472	247,921
Insurance	49,055	46,549
Allowance for doubtful accounts	4,932	11,505
Security	5,383	5,260
Others	36,184	40,426
Total	2,165,476	2,526,946

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

7.            OTHER GAINS AND LOSSES

	09.30.2020	09.30.2019
Nine-month period
Loss (gain)on disposal of property, plant and equipment	(39,027)	12,481
Donations	(16,316)	(25,760)
Technical assistance services provided	4,582	7,932
Substitute responsible tax	(26,189)	(12,532)
Gain on tax credit acquired	3,460	6,336
Contingencies	(24,430)	(51,742)
Leases	89,224	63,966
Collection of sinester´s insurance	50,175	-
Miscellaneous	16,131	16,324
Total	57,610	17,005

8.            TAX ON BANK ACCOUNTS DEBITS AND CREDITS

The general tax rate on bank debits and credits is 0.6% for the amounts debited and credited in the bank accounts of the Group. For the amounts debited and credited, 33% of both items may be taken as payment on account of other taxes. The 67% of the tax paid is included in this line item in the statement of profit or loss and other comprehensive income.

Pursuant to Law No. 27,432, the Argentine Executive Branch may set forth that the percentage of the tax mentioned that is not computable as payment on account of income tax should be progressively written down by up to 20% per year as from January 1, 2018. It can be established that in 2022 the tax set forth in Law No. 25,413, as subsequently amended, shall be fully computed as payment on account of income tax. On May 7, 2018, Decree 409/2018 was published in the Official Gazette; it established that taxpayers within the scope of the general twelve per thousand tax may apply 33% of the amounts credited and debited in the respective bank accounts to partial payment of income tax.

9.            FINANCIAL RESULTS, NET

	09.30.2020	09.30.2019
Nine-month period
Exchange rate differences
Profit from operations with titles and securities	2,815,892	-
Foreign exchange gains	-	121,096
Foreign exchange losses	(1,571,342)	(2,012,063)
Total	1,244,550	(1,890,967)

Financial income
Unwinding of discounts on provisions and liabilities	67,243	119,386
Total	67,243	119,386

Financial expenses
Interest from short-term investments	(72,156)	(51,297)
Interest on borrowings	(653,589)	(694,097)
Interest on leases	(37,063)	(37,413)
Tax interest	(41,473)	(98,514)
Unwinding of discounts on receivables	(130,629)	(58,270)
Others	(294,141)	(231,735)
Total	(1,229,051)	(1,171,326)

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

10.            INCOME TAX EXPENSE

Income tax expense is recognized on the basis of the actual profit for the period and the statutory rate expected at year-end.

This criterion does not significantly differ from the criterion established in IAS 34, which requires income tax expense to be recognized in each interim period based on the best estimate of the effective tax rate expected as of year-end.

The reconciliation of income tax expense for the nine-month periods ended September 30, 2020 and 2019 and that which would result from applying the statutory rate in force on the net profit before income tax expense that arises from the condensed interim statement of profit or loss and other comprehensive income for each period is as follows:

	09.30.2020	09.30.2019

Profit before income tax expense from continued operations	3,766,622	4,201,798
Profit before income tax expense from discontinued operations	5,969,514	732,039
Total profit before income tax expense	9,736,136	4,933,837
Statutory income tax rate	30%	30%
Income tax at statutory rate	(2,920,841)	(1,480,151)
Adjustments for calculation of the effective income tax:
Effects of disposal of shareholding of Yguazú Cementos S.A.	443,737	146,408
Non-recognized loss carryforwards in subsidiaries	(34,165)	(110,169)
Effects of the fiscal revaluation and adjustment to reflect inflation for accounting and tax purposes	380,369	92,939
Effect of change in tax rate	(80,346)	(26,087)
Other non-taxable income or non-deductible expense, net	42,327	11,973
Total income tax expense	(2,168,919)	(1,365,087)

INCOME TAX
Current	(2,531,628)	(908,940)
Deferred	362,709	(456,147)
Total	(2,168,919)	(1,365,087)

Income tax included in the statement of comprehensive income	(806,193)	(1,298,333)
Income tax from discontinued operations	(1,362,726)	(66,754)

Likewise, the breakdown of deferred income as of September 30, 2020 and December 31, 2019 is as follows:

	09.30.2020	12.31.2019
Deferred tax assets
Loss carryforward from subsidiary	210,629	328,756
Leases	24,411	50,560
Provisions	82,376	114,040
Other receivables	28,104	-
Accounts payable	-	122,781
Salaries and social security payables	5,233	-
Other liabilities	174	-
Trade accounts receivable	2,224	15,256
Others	3,639	9,433
Total deferred tax assets	356,790	640,826

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Deferred tax liabilities
Investments	(3,133)	(5,384)
Other receivables	-	(48,811)
Property, plant and equipment	(4,703,870)	(5,472,368)
Other liabilities	-	(3,190)
Inventories	(683,858)	(726,665)
Taxes payable (adjustment to reflect inflation for tax purposes)	(1,242,812)	(1,029,856)
Others	(1,033)	(1,326)
Total deferred tax liabilities	(6,634,706)	(7,287,600)
Total net deferred tax liabilities	(6,277,916)	(6,646,774)

The Tax Reform Law No. 27,430, modified in turn by Law No. 27,468 prescribes the following in connection with the adjustment to reflect the effects of inflation for tax purposes to become effective for the fiscal years commencing on January 1, 2018: (a) the adjustment shall be applicable in the fiscal year in which a CPI variation in excess of 100% is verified during the thirty-six months previous to the closing date of the fiscal year being calculated; (b) as regards the first, second and third fiscal years as from its coming into force, this procedure shall apply in the event the variation in such index, calculated as from the beginning and until the close of each of such fiscal years, exceeds 55%, 30% and 15% for the first, second and third year of application, respectively and (c) that the adjustment to reflect the effects of inflation for tax purposes —be it a gain or a loss— as applicable, corresponding to the first, second and third fiscal year commencing as from January 1, 2018 that has to be calculated if the hypotheses contemplated in the preceding sub-sections (a) and (b) are verified, shall be computed as follows: one sixth in that fiscal period and the remaining five sixths, in equal parts, in the immediately following two fiscal periods.

At each interim period-end, entities should consider whether as of the end of the tax period the conditions established by the income tax law to apply the tax inflation adjustment will be met. The information available as of the date of approval of these consolidated condensed interim financial statements on changes in the CPI confirms that such conditions have already been satisfied. Therefore, the current and deferred income tax has been recorded in the nine-month period ended September 30, 2020, including the effects from application of tax inflation adjustment in accordance with the law.

11.            EARNINGS PER SHARE

Basic and diluted earnings per share

The earnings and the weighted average number of common shares used in the calculation of basic and diluted earnings per share are as follows:

	Nine months		Three months
	09.30.2020	09.30.2019	09.30.2020	09.30.2019

Profit attributable to the owners of the parent company used in the calculation of earnings per share – basic and diluted
- From continued operations	3,115,726	3,071,984	2,260,413	(65,754)
- From continued and discontinued operations	7,496,231	3,411,290	6,435,732	68,060

Weighted average number of common shares for purposes of basic and diluted earnings per share (in thousands)	596,026	596,026	596,026	596,026

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Basic and diluted earnings per share (in pesos)
- From continued operations	5.2275	5.1541	3.7925	(0.1103)
- From continued and discontinued operations	12.5770	5.7234	10.7977	0.1142

12.            PROPERTY, PLANT AND EQUIPMENT

	09.30.2020	12.31.2019

Cost	108,489,244	105,895,539
Accumulated depreciation	(60,965,369)	(57,592,237)
Total	47,523,875	48,303,302

Land	610,161	610,346
Plant and buildings	8,600,103	9,405,575
Machinery, equipment and spare parts	11,343,525	11,897,979
Transport and load vehicles	1,143,155	2,029,204
Furniture and fixtures	36,316	56,068
Quarries	3,633,142	3,612,383
Tools	35,337	49,844
Construction in progress	22,122,136	20,641,903
Total	47,523,875	48,303,302

During the nine-month period ended on September 30, 2020, the construction of the new cement plant L´Amalí II, in the City of Olavarría, Province of Buenos Aires, was suspended for approximately one month, in compliance with Executive Decree No. 297/2020, as amended and extended from time to time, which mandated social distancing in Argentina. Currently, the Company continues with the construction works, under stringent health protocols established by the Provincial Government and the Group. As of September 30, 2020, the amount invested in such plant totaled 20.566.741.

12.1 Borrowing costs

The Group has taken several borrowings and has used instruments to pay accounts payable in foreign currency in order to fund a part of the investment mentioned above. IAS 23 sets forth that borrowing costs or other liabilities that are directly attributable to the acquisition, construction or production of an eligible asset that requires a substantial period before being ready for use, are capitalized as part of the cost of said asset, except for the portion of these costs that compensate the creditor for the effects of inflation, always provided that they may result in future economic benefits for the Group and may be measured on a reliable basis. All other borrowing costs are accounted for as expenses in the period in which they are incurred. Borrowing costs include interest, foreign exchange losses and other costs incurred by the Group in connection with the execution of the respective borrowing agreements.

Given that the referred Group’s indebtedness is mainly in foreign currency, the Group evaluates as of the end of each reporting period if foreign exchange losses originating on those debts attributable to the construction of the referred asset are an adjustment of the costs for interest on those loans that have to be capitalized together with such interest. Based on the foregoing, the Group has capitalized interest and foreign exchange losses actually incurred during the nine-month period ended September 30, 2020 for an amount of 249,699, the figures corresponds to the amount that would have corresponded to a rate equivalent in pesos net of the effects of inflation on the liabilities that generate them. The actual interest rate, that is, net of the effect of exposure to inflation, used to determine such cap for the capitalization of actual costs for loans (interest and foreign exchange losses) to be capitalized amounted to 7% during this nine-month period.

12.2 Impairment of property, plant and equipment

At the end of the reporting period, the Group evaluates the book amounts of its tangible and intangible assets in order to assess whether there is any indication that an asset may be impaired. .

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

The Group calculates the recoverable amount for each cash generating unit. It is clarified that the recoverable value is the highest between fair value minus cost of sales and value in use. In order to estimate value in use, the estimated future cash flows are discounted from present value by application of a discount rate before Income tax that reflects market appreciations at the end of the year with respect to the time-value of money considering the risks that are specific to the asset.

The Group has considered many factors when reviewing impairment indicators, such as market capitalization, participation in each of the segments in which it operates, unused installed capacity, industry trends, among other factors. As of September 30, 2020, considering the particular impacts of the COVID-19 pandemic and the uncertainty of the Argentine economic situation, among other micro and macroeconomic factors, the Group has estimated a decrease in demand for rail logistics services provided and demand for stone from the aggregates cash-generating unit.

As a result of the previously described scenario, the Group carried out an impairment test as of September 30, 2020 for the different cash-generating units, mentioned in Note 28, determining that the book value of the railway and aggregate cash-generating units exceed the value in use of the assets involved. As a result, the Group recognized a loss due to impairment of property, plant and equipment that amounted to 850,605 in the consolidated condensed statement of comprehensive income.

13.            INVENTORIES

	09.30.2020	12.31.2019
Non-current
Spare parts	2,020,739	1,867,686
Allowance for obsolete inventories	(59,081)	(37,121)
Total	1,961,658	1,830,565

Current
Finished products	337,701	552,237
Production in progress	1,111,921	1,724,352
Raw materials, materials and spare parts	2,971,107	3,124,120
Fuels	559,442	521,395
Total	4,980,171	5,922,104

14.            PARENT COMPANY, OTHER SHAREHOLDERS, ASSOCIATES AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

The outstanding balances between the Group and parent company, other shareholders, associates and other related parties as of September 30, 2020 and December 31, 2019 are as follows:

	09.30.2020	12.31.2019
Related companies:
InterCement Brasil S.A.
Accounts payable	(76,071)	(69,759)
InterCement Trading e Inversiones S.A.
Other receivables	164,900	109,344
Accounts payable	(16,624)	(15,271)
Other liabilities (1)	(1,227,655)	-
InterCement Portugal S.A.
Accounts payable	(671,140)	(415,508)
Caue Austria Holding GmbH
Other receivables	38,856	16,499
InterCement Participações S.A.
Other receivables	-	7
Accounts payable	(73,916)	-

(1) Corresponds to dividends declared to be paid (Note 34.1), not including minority interest.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Summary of balances as of September 30, 2020 and December 31, 2019 and 2018 is as follows:

	09.30.2020	12.31.2019
Other receivables	203,756	125,850
Accounts payable	(837,751)	(500,538)
Other liabilities	(1,227,655)	-

The transactions between the Group and parent companies, associates and related parties for the periods ended September 30, 2020 and 2019 are detailed as follows:

	09.30.2020	09.30.2019

InterCement Brasil S.A. – Purchases of goods and services	(117)	(12,682)
InterCement Trading e Inversiones S.A. – Sales of services	50,026	58,587
InterCement Portugal S.A. – Services received	(205,630)	(285,997)
InterCement Participações S.A. – Services received	(73,619)	-

The amount recognized in the consolidated statement of profit or loss and other comprehensive income related to key management salaries, wages and fees amounted to 119,088 and 191,594 for the nine-month periods ended September 30, 2020 and 2019, respectively. Additionally, during this period, a loss of 6,570 has been accrued under the long-term incentive program.

The Group did not recognize any expense in the current period, or in previous ones, regarding bad or doubtful accounts related to amounts owed by related parties.

The outstanding amounts as of September 30, 2020 are not secured and will be settled in cash. No guarantees have been granted or received on the outstanding balances.

Taking into account the statutory conditions and the concession contract, during this period, Cofesur S.A.U. integrated in favor of Ferrosur Roca S.A. 100% of a capital contribution of 1,813,536, but only 80% of the issued shares were subscribed in its favor, the rest of the shares were issued in favor of the holders of Class “A” and Class “B” shares. Resulting in a loss for the Group of 362,707, disclosed in the statement of comprehensive income, in the line of income participation in companies

15.            OTHER RECEIVABLES

	09.30.2020	12.31.2019
Non-current
Advances to suppliers	307,627	453,386
Tax credits	44,489	47,153
Contributions to the Trust Fund to Strengthen the Inter-urban Railroad System (F.F.F.S.F.I.)	107,731	127,487
Prepaid expenses	72,027	57,597
Guarantee deposits	1,367	1,699
Subtotal	533,241	687,322
Allowance for doubtful receivables	(107,731)	-
Total	425,510	687,322

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Current
Income tax credits	-	292,351
Value added tax credits	7,533	10,424
Turnover tax credits	64,284	74,848
Other tax credits	1,402	309
Credit for disposal of shareholding of Yguazú Cementos S.A.	533,130	-
Related parties receivables (Note 14)	203,756	125,850
Prepaid expenses	202,319	78,746
Guarantee deposits	184	325
Reimbursements receivable	27,295	25,730
Advances to suppliers	25,495	32,450
Salaries advances and loans to employees	23,383	17,031
Receivables from sales of property, plant and equipment	19,936	10,218
Miscellaneous	21,712	18,536
Total	1,130,429	686,818

16.            RIGHT OF USE OF ASSETS AND LEASE LIABILITIES

The Group has entered into lease agreements primarily for the lease of offices and premises. The evolution of the right of use of assets and lease liabilities as of September 30, 2020 and December 31, 2019 is as follows:

	09.30.2020	12.31.2019

Lease liabilities:
At the beginning of the period/year	540,329	558,832
Additions	-	36,546
interest accrued in the period/year	37,063	48,179
Foreign exchange losses	20,896	20,155
Payments	(97,607)	(123,383)
At the end of the period/year	500,681	540,329

At the beginning of the period/year	498,876	558,831
Additions	-	36,546
Depreciations	(74,721)	(96,501)
At the end of the period/year	424,155	498,876

17.            TRADE ACCOUNTS RECEIVABLE

	09.30.2020	12.31.2019

Accounts receivable	2,644,463	2,884,012
Accounts receivable in litigation	56,260	67,080
Notes receivable	11,820	7,814
Foreign customers	19,710	21,472
Subtotal	2,732,253	2,980,378
Allowance for doubtful accounts	(67,455)	(77,408)
Total	2,664,798	2,902,970

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

18.            INVESTMENTS

	09.30.2020	12.31.2019
Non-current
Investments in other companies
- Cementos del Plata S.A.	3,127	3,127
- Yguazú Cementos S.A. (Note 30)	-	5,405,652
Total	3,127	5,408,779

Current
Short-term investments
- Mutual funds in pesos	530,784	1,138,844
- Fix-term deposits in pesos	747,977	-
- Short-term investments in foreign currency	3,104,335	108,024
Total	4,383,096	1,246,868

19.            CAPITAL STOCK AND OTHER CAPITAL RELATED ACCOUNTS

	09.30.2020	12.31.2019

Capital	59,603	59,603
Adjustment to capital	4,256,645	4,256,645
Share premium	7,793,676	7,793,676
Merger premium	1,407,858	1,407,858
Total	13,517,782	13,517,782

The issued, paid-in and registered capital, consists of:
Common stock with a face value of $ 0.1 per share and entitled to 1 vote each, fully paid-in (in thousand)	596,026	596,026

20.            ACCUMULATED OTHER COMPREHENSIVE INCOME

	09.30.2020	09.30.2019
Accrual for translation of foreign operations
Balance at the beginning of the year	403,818	516,370
Exchange differences on translating foreign operations	(131,212)	122,008
Reclassification of exchange differences on translation of foreign operations gains / (losses)	(272,606)	-
Balance at the end of the year	-	638,378

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

21.            BORROWINGS

21.1 Composition of borrowings

		09.30.2020				12.31.2019
	Ref.	Company	Interest rate	Maturity date	Amount	Amount
Borrowings in foreign currency – USD

Industrial and Commercial Bank of China		Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Mar-21	194,947	191,316
Industrial and Commercial Bank of China		Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Apr-21	228,764	224,503
Industrial and Commercial Bank of China		Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	May-21	635,334	623,501
Industrial and Commercial Bank of China		Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Jun-21	152,704	149,860
Industrial and Commercial Bank of China		Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Jul-21	37,605	36,905
Industrial and Commercial Bank of China		Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Aug-21	797,789	782,930
Industrial and Commercial Bank of China		Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Sep-21	126,495	124,110
Industrial and Commercial Bank of China		Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Oct-21	259,678	253,583
Industrial and Commercial Bank of China		Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Nov-21	333,056	323,195
Industrial and Commercial Bank of China		Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Dec-21	235,243	227,181
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Jan-22	67,301	-
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A	6 Month-Libor + 4.25%	Feb-22	35,236	-
Industrial and Commercial Bank of China	(2)	Loma Negra C.I.A.S.A	6 Month Libor + 7,375%	Jan-22	533,123	-
Industrial and Commercial Bank of China	(2)	Loma Negra C.I.A.S.A	6 Month Libor + 7,375%	Jan-22	483,169	-
Banco Patagonia		Loma Negra C.I.A.S.A.	-	-	-	111,726
Industrial and Commercial Bank of China (Dubai)		Loma Negra C.I.A.S.A.	3 Month-Libor + 5%	Nov-20	998,295	1,923,792
Industrial and Commercial Bank of China (Dubai)		Loma Negra C.I.A.S.A.	-	-	-	734,179
HSBC Bank		Ferrosur Roca S.A.	8.75%	Aug-20	-	742,367

Borrowings in foreign currency – EUR
Banco Itaú S.A.		Loma Negra C.I.A.S.A.	4%	Apr-21	121,879	110,671
Banco Itaú S.A.		Loma Negra C.I.A.S.A.	4%	May-21	29,078	26,402
Banco Itaú S.A.		Loma Negra C.I.A.S.A.	4%	Jun-21	154,482	140,275
Banco Itaú S.A.		Loma Negra C.I.A.S.A.	4%	Jul-21	383,119	356,025
Banco Itaú S.A.		Loma Negra C.I.A.S.A.	4%	Aug-21	33,872	31,479
Banco Itaú S.A.		Loma Negra C.I.A.S.A.	4%	Sep-21	1,610	1,496
Banco Itaú S.A.		Loma Negra C.I.A.S.A.	4%	Oct-21	262,678	238,859
Total borrowings in foreign currency					6,105,457	7,354,355

		09.30.2020				12.31.2019
	Ref.	Company	Interest rate	Maturity date	Amount	Amount
Borrowings in local currency
Banco Macro		Loma Negra C.I.A.S.A.	BADLAR + 8%	-	-	1,232,248
Overdrafts		Ferrosur Roca S.A.	22,40%	-	-	2,186,555
Overdrafts		Loma Negra C.I.A.S.A.	37.50%	-	-	489,022
Total borrowings in local currency					-	3,907,825
Total					6,105,457	11,262,180

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

(1)
During this period, Loma Negra obtained the last two disbursements of the loan agreement entered with the Industrial and Commercial Bank of China for USD 40,919,350, to be paid upon maturity in January 2022. Such loan accrues interest at corrected Libor plus 4.25%.

(2)
During this period, Loma Negra entered into a new loan agreement with Industrial and Commercial Bank of China for USD 13,127,766 to be paid upon maturity in January 2022. Such borrowing accrues interest at corrected Libor plus 7.357% payable on a monthly basis.

Summary of borrowings by Company:	09.30.2020	12.31.2019

Loma Negra C.I.A.S.A.	6,105,457	8,333,258
Ferrosur Roca S.A.	-	2,928,922
Total	6,105,457	11,262,180

21.3 Movements of borrowings

The movements of borrowings for the nine-month period ended September 30, 2020 are as disclosed below:

Balances as of January 1, 2020	11,262,180
New borrowings	11,358,948
Interest accrued	897,975
Effect of exchange rate differences	425,494
Interest payments	(2,541,133)
Principal payments	(15,298,007)
Balances as of September 30, 2020	6,105,457

As of September 30, 2020, the long-term borrowings have the following maturity schedule:

Fiscal year
2021	1,071,149
2022	1,102,340
Total	2,173,489

22.            ACCOUNTS PAYABLE

	09.30.2020	12.31.2019
Non-current
Accounts payable for investments in property, plant and equipment	90,033	170,444
Total	90,033	170,444

Current
Suppliers	2,700,278	2,250,136
Related parties (Note 14)	837,751	500,538
Accounts payable for investments in property, plant and equipment and intangible assets	1,122,620	6,574,236
Expenses accrual	1,186,914	1,356,456
Total	5,847,563	10,681,366

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

23.            PROVISIONS

	09.30.2020	12.31.2019

Labor and social security	101,603	106,535
Environmental restoration	524,592	479,158
Civil and others	92,190	96,031
Total	718,385	681,724

Changes in the provisions were as follows:

	Labor and social security	Environmental restoration	Civil and others	Total

Balances as of January 1, 2020	106,535	479,158	96,031	681,724
Increases (*)	(1,953)	60,325	5,504	63,876
Uses (**)	(2,979)	(14,891)	(9,345)	(27,215)
Balances as of September 30, 2020	101,603	524,592	92,190	718,385

(*) Includes the effect of the inflation adjustment.
(**) Includes the application of provisions to their specific purposes.

24.            TAX LIABILITIES

	09.30.2020	12.31.2019

Income tax	1,499,327	69,834
Value added tax	466,438	404,981
Turnover tax	91,409	78,398
Other taxes, withholdings and perceptions	120,678	74,782
Total	2,177,852	627,995

25.            CASH AND CASH EQUIVALENTS

For purposes of the consolidated condensed interim statement of cash flows, cash and cash equivalents include cash, banks accounts and short-term investments with high liquidity (with maturities of less than 90 days from the date of acquisition). Cash and cash equivalents at the end of each reporting period/year as shown in the consolidated condensed interim statement of cash flows can be reconciled to the related items in the consolidated condensed interim statement of financial position as follows:

	09.30.2020	12.31.2019

Cash and banks	268,549	348,025
Short-term investments (Note 18)	4,383,096	1,246,868
Cash and cash equivalents	4,651,645	1,594,893

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

26.            FINANCIAL INSTRUMENTS

26.1 Net debt to equity ratio

The net debt to equity ratio of the reported period/fiscal year is as follows:

	09.30.2020	12.31.2019

Debt (i)	6,105,457	11,262,180
Cash and cash equivalents	4,651,645	1,594,893

Net debt	1,453,812	9,667,287

Equity (ii)	38,115,497	35,864,354

Net debt to equity ratio	0.04	0.27

(i) Debt is defined as current and non-current borrowings.
(ii) Shareholders’ equity includes all the non-controlling interests, which are managed as capital.

26.2 Categories of financial instruments

	09.30.2020	12.31.2019
Financial assets
At amortized cost:
Cash and banks	268,549	348,025
Investments	3,852,313	108,025
Accounts receivable	3,472,177	3,084,960
At fair value through profit and loss:
Investments	530,784	1,138,844

Financial liabilities
Amortized cost	18,241,034	24,594,762

26.3 Financial risks

The Group´s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk considering the current inflation rates), credit risk and liquidity risk. The Group maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

These consolidated condensed interim financial statements do not include all the information and disclosures on financial risks, therefore, they should be read in conjunction with the Group´s consolidated financial statements for the fiscal years ended December 31, 2019 and 2018 issued on March 10, 2020.

26.4 Fair value measurement

Fair value measurement is described in Note 33.8 to the annual consolidated financial statements.

From December 31, 2019 through September 30, 2020, there have been no significant changes in the industry’s economic activity affecting the fair value of the Group´s financial assets and liabilities, either measured at fair value or amortized cost. In addition, there were no transfers among the different levels of fair value hierarchy to assess the fair value of the Group's financial instruments during the nine-month period ended September 30, 2020.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

The carrying amounts of financial assets and liabilities recognized at amortized cost, included in the consolidated financial statements as of September 30, 2020 and December 31, 2019, approximate to their fair values. Borrowings are measured at amortized cost considering the effective interest rate method, which approximate to their fair value given their cancellation period.

The Group’s Management considers that the liquidity risk exposure is low since the Group has been generating cash flows from its operating activities, supported on profits, and has access to loans and financial resources, as explained in Note 21.

26.5 Exchange risk management

The Group carries out transactions in foreign currency and is hence exposed to exchange rate fluctuations. Exposures in the exchange rate are managed within approved policy parameters using foreign exchange contracts.

The carrying amounts of monetary assets and liabilities stated in currencies other than the functional currency of each company consolidated at the end of the reporting period/year are as follows:

	09.30.2020	12.31.2019
Liabilities
United States Dollars	6,958,010	9,776,573
Euro	1,590,386	3,431,798
Real	34	-

Assets
United States Dollars	3,832,095	333,682
Euro	9,338	2,182
Real	3	162

Foreign currency sensitivity analysis

The Group is mainly exposed to the US Dollar and euro.

The following table shows the sensitivity of the Group to an increase in the US Dollar and the Euro exchange rate. The sensitivity rate is that used when reporting to the top executive level and represents the management’s assessment of a possible reasonable change in exchange rates. The sensitivity analysis only includes outstanding foreign-currency monetary items and adjusts traslation of such items on the end of the period tems considering a reasonably possible 25% increase in the exchange rate.

	Effect of US Dollars	Effect of the Euro

	09.30.2020	09.30.2020
Income	697,914	176,834
Shareholder's Equity	697,914	176,834

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

27.            NON-CASH TRANSACTIONS

Below is a detail of the transactions that did not involve cash flow movements during the nine-month periods ended September 30, 2020 and 2019, respectively:

	09.30.2020	09.30.2019

- Acquisitions of property, plant and equipment financed with trade payables	24,934	3,062,891

28.            SEGMENT INFORMATION

The Group has adopted IFRS 8 – “Operating Segments”, that require operating segments to be identified on the basis of internal reports regarding components of the Group that are regularly reviewed by the Executive Committee, chief operating decision maker, in order to allocate resources to the segments and to assess their performance. This analysis is based on monthly information concerning historical figures of the identified segments. The information reviewed by the main decision maker basically consists in the historical details corresponding to each month accumulated until the end of the reporting period. It is for this reason that they differ from the inflation-adjusted figures as described in Note 2.2.

For the purposes of managing its business both financially and operatively, the Group has classified the continuing operations of its businesses as follows:

i)
Cement, masonry cement and lime: this segment includes the results from the cement, masonry cement and lime business in Argentina, and comprises the procurement of raw materials from quarries, the manufacturing process of clinker / quicklime and their subsequent grinding with certain additions in order to obtain the cement, masonry cement and lime.

ii)
Concrete: this segment includes the results generated from the production and sale of ready-mix concrete. It also includes the delivery of the product at the worksite and, depending on the circumstances, the pumping of concrete up to the place of destination.

iii)	Aggregates: this segment includes the results generated from the production and sale of granitic aggregates.

iv)	Railroad: this segment includes the results generated from the provision of the railroad transportation service.

v)	Others: this segment includes the results of the industrial waste treatment and recycling business to produce materials for use as fuel.

In the classification of activities by segments and in the information presented below, the “Cement - Paraguay” segment has been excluded since said operation has been discontinued as of August 21, 2020 due to the sale of the shareholding in said company (Note 30).

	09.30.2020	09.30.2019
Net revenue
Cement, masonry cement and lime	21,432,666	17,262,821
Concrete	916,591	3,187,046
Railroad	2,167,036	2,147,209
Aggregates	201,978	379,234
Others	114,429	109,914
Inter-segment eliminations	(1,355,826)	(2,205,412)
Subtotal	23,476,874	20,880,812
Reconciliation - Effect from restatement in constant currency	1,997,905	12,131,134
Total	25,474,779	33,011,946

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	09.30.2020	09.30.2019
Cost of sales
Cement, masonry cement and lime	12,830,511	11,249,247
Concrete	1,259,907	2,979,142
Railroad	2,101,210	1,869,153
Aggregates	278,142	395,802
Others	78,304	71,508
Inter-segment eliminations	(1,355,826)	(2,205,412)
Subtotal	15,192,248	14,359,440
Reconciliation - Effect from restatement in constant currency	3,274,556	9,881,157
Total	18,466,804	24,240,597

	09.30.2020	09.30.2019
Selling, administrative expenses and other gains and losses
Cement, masonry cement and lime	1,605,745	1,269,425
Concrete	537	90,783
Railroad	120,215	139,327
Aggregates	(2,499)	3,382
Others	50,382	39,774
Subtotal	1,774,380	1,542,691
Reconciliation - Effect from restatement in constant currency	333,486	967,250
Total	2,107,866	2,509,941

	09.30.2020	09.30.2019
Depreciation and amortization
Cement, masonry cement and lime	569,712	538,392
Concrete	167,607	45,098
Railroad	177,677	131,686
Aggregates	16,313	13,934
Others	3,312	2,480
Subtotal	934,621	731,590
Reconciliation - Effect from restatement in constant currency	1,847,562	1,633,008
Total	2,782,183	2,364,598

Net revenue less cost of sales, selling, administrative expenses and other gains and losses
Cement, masonry cement and lime	6,996,410	4,744,149
Concrete	(343,853)	117,121
Railroad	(54,389)	138,729
Aggregates	(73,665)	(19,950)
Others	(14,257)	(1,368)
Subtotal	6,510,246	4,978,681
Reconciliation - Effect from restatement in constant currency	(1,610,137)	1,282,727
Total	4,900,109	6,261,408

Reconciling items:
Tax on bank accounts debits and credits	(322,973)	(371,817)
Share of loss of associates	(362,707)	-
Impairment of property, plant and equipment - Railroad	(704,634)	-
Impairment of property, plant and equipment - Aggregates	(145,971)	-
Financial results, net	402,798	(1,687,793)
Income tax	(806,193)	(1,298,333)
Income from discontinued operations	4,606,788	665,285
Net profit for the year	7,567,217	3,568,750

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

No customer has contributed 10% or more of the Group´s revenue for the nine-month periods ended September 30, 2020 and 2019, respectively.

29.            COMMITMENTS

The Group’s commitments are described in Note 36 to the annual consolidated financial statements for the fiscal year ended December 31, 2019.

Likewise, the Group has agreed not to operate in the territory of Paraguay for five years from August 2020 and to provide certain assistance in the transition to the new direction in control of Yguazú Cementos for a period of 36 months.

30.            SALE OF SUBSIDIARY YGUAZU CEMENTOS S.A. – DISCONTINUED OPERATIONS

On August 21, 2020, Loma Negra C.I.A.S.A. (the “Company”) sold its total stake in the Paraguayan company Yguazú Cementos S.A. (“Yguazú”), which represented 51.0017% of the capital stock of Yguazú. The sale was made to the local shareholder of Yguazú.

The goal of the Company is to seek and execute high potential projects, for this reason, after having started marketing operations in Paraguay in 2000, built and operated the factory since 2013, and currently reaching high standards of production and profitability, it was decided to sell it.

As of the date of issuance of these financial statements, the Group has collected 93% of the total amount agreed for the operation, with the remaining balance to be collected in 7 equal monthly installments between the months of November 2020 and May 2021. Since the amount of the transaction has been established in foreign currency and that it has been made available abroad, the Group has carried out various transactions with Argentine titles and securities denominated in US dollars purchased in the US market and sold in the Argentine market. This has generated a gain that has been classified within financial results as “Gains from operations with securities and securities” (Note 9).

Due to the operation described above, the Group classified the results associated with the operation of Yguazú Cementos S.A. as a discontinued operation, which represented the entire operating segment of cement in Paraguay until August 21, 2020. With these results classified as discontinued operations, the cement segment in Paraguay is no longer presented in the segment note. Additionally, the balances and results as of December 31, 2019 and September 30, 2019, which are presented for comparative purposes and that arise from the consolidated financial statements as of such dates, have certain reclassifications related to the sale of participation mentioned for the purposes of its comparative presentation with those of the present period.

The results generated by the operation of Yguazú Cementos S.A. for the periods ended September 30, 2020 and 2019 are presented below:

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Nine months		Three month
	09.30.2020	0.30.2019	09.30.2020	09.30.2019

Net revenues	2,667,330	3,525,582	554,236	1.279.493
Cost of sales and selling and administrative expenses	(2,009,163)	(2.520.193)	(455,406)	(892.310)
Financial results, net	(143,351)	(273,350)	(32,988)	(94,600)
Reclassification of exchange differences on translation of foreign operations	272,606	-	272,606	-
Gain on disposal of shareholding of Yguazú Cementos S.A. (*)	5,182,092	-	5,182,092	-
Profit before tax	5,969,514	732,039	5,520,540	292,583

Income tax expense	(1,362,726)	(66,754)	(1,316,064)	(30,211)
Income from discontinued operations	4,606,788	665,285	4,204,476	262,372

Net profit from discontinued operations for the period attributable to:
Owners of the Company	4,380,505	339,306	4,175,319	133,814
Non-controlling interests	226,283	325,979	29,157	128,558

Earnings per share from discontinued operations (basic and diluted) attributable to:
Owners of the Company (in Argentine pesos)	7.3495	0.5693	7.0053	0.2245
Non-controlling interests (in Argentine pesos)	0.3797	0.5469	0.0489	0.2157

(*) Corresponds to the agreed price of the transaction, which amounted to 8,096,340, net of the decrease in permanent investment for 2,861,309 and the expenses associated with the sale for 52,939.

The summarized information of the cash flow statement generated by the operation of Yguazú Cementos S.A. for the periods ended September 30, 2020 and 2019, it is presented below:

	09.30.2020	09.30.2019

Net cash generated by operating activities	752,369	1,357,907
Net cash used in investing activities	(123,265)	(43,915)
Net cash used in financing activities	(2,311,414)	(1,411,143)
Net decrease in cash and cash equivalents from discontinued operations	(1,682,309)	(97,151)

The main assets and liabilities of Yguazú Cementos S.A. as of December 31, 2019 are presented below:

12.31.2019
Assets
Property, plant and equipment	6,752,570
Inventories	786,788
Trade accounts receivable	465,298
Cash and banks	1,544,458
Other assets	81,226
Total assets	9,630,340

Liabilities
Borrowings	3,688,663
Accounts payable	402,712
Deferred tax liabilities	57,943
Other liabilities	75,370
Total liabilities	4,224,688

Equity attributable to the owners of the Company	2,756,973
Non-controlling interests	2,648,679
Total shareholders’ equity and liabilities	9,630,340

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

31.            MEASURES ADOPTED BY THE ARGENTINE ECONOMY AFTER THE 2019 NATIONAL PRESIDENTIAL ELECTIONS

On October 27, 2019, Argentina held presidential elections. The outcome was the defeat of the incumbent administration and the election of Alberto Fernández as President of the Argentine Nation. He was inaugurated on December 10, 2019 and started a process of changes in the decisions adopted by the previous administration.

The new administration has established as a priority the implementation of solutions for the difficulties in the economic and social areas. To those ends, the new administration will undertake whatever action is necessary to renegotiate the payment of sovereign debt. In turn, to recover the sustainability of such debt in time, the new administration has incorporated measures aimed at preserving the Central Bank of the Argentine Republic’s (BCRA) reserves, decrease the fiscal deficit and obtain improvement in productive capacity.

In the framework of the process to adjust the exchange control mechanism necessary to preserve the Central Bank reserves, on December 27, 2019 and on December 30, 2019, the Argentine Central Bank issued Communications “A” 6854 and “A” 6856, respectively. Pursuant to these Communications, the rules extend on an indefinite basis the provisions concerning Foreign Trade and Foreign Exchange issued by the Argentine Central Bank during the previous government which originally ended on December 31, 2019. Amongst these rules, the following are worth emphasizing: (a) exporters are under an obligation to enter and settle through the free floating foreign exchange market the foreign currency proceeds from their exports of goods and services within five business days from the moment they were collected or credited to foreign accounts. The maximum term allowed for collection to take place is more stringent for transactions with related companies and exports of commodities; (b) importers who wish to settle their imports in advance must promise, through an affidavit, that the goods shall clear customs within 90 days from the date of accessing the foreign exchange market or 270 days in the case of capital expenditures plus the obligation of relying on the previous authorization of the Argentine Central Bank if the foreign supplier and the importer are related parties or if there is a need for terms longer than those stipulated for goods to clear customs and; (c) the Argentine Central Bank’s previous authorization is required to access the foreign exchange market in order to remit earnings and dividends. Furthermore, on April 30, 2020, the Central Bank issued a series of regulations restricting the access to the bond market for the purpose of acquiring foreign currency by entities under certain circumstances.

As direct measures of the new administration, on December 23, 2019 Law No. 27,541 entitled “Social Solidarity and Productive Reactivation in the framework of a Public Emergency Situation” and Decree No. 58/2019 which promulgated it were published in the Official Gazette. Besides, on December 28, 2019, the new administration handed down Executive Order No. 99/2019 with the regulations for the implementation of the Law. The amendments introduced seek to reactivate the following areas: the economy, finances, taxes, administrative matters, social security, public utilities tariffs, energy and social matters and empower the Argentine Executive Branch (PEN) to undertake the actions and the acts necessary to recover and ensure the sustainability of Argentina’s sovereign debt.
The main measures contained in the Law and its regulations are as follows:

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Tax obligations

(a)	Income tax

(i)
Law No. 27,430 had set forth for the tax periods commencing as from January 1, 2020 that the tax rate payable by corporations as income tax would decrease from 30% to 25% and that the additional tax on dividends or earnings that are distributed to individuals in Argentina and abroad and foreign legal entities would rise from 7% to 13%. The amendment postpones such change in tax rates and maintains the original 30% and 7% tax rates until the fiscal years starting on January 1, 2021, inclusive.

(ii)
Law No. 27,468 had set forth for the first three fiscal years starting as from January 1, 2018 that the inflation adjustment (upwards or downwards) that could apply had to be distributed as follows: one third in the fiscal year when the adjustment is assessed and the remaining two thirds, in equal parts, in the immediately following two fiscal periods. The amendment modified this distribution and set forth that the upward or downward adjustment corresponding to the first and second fiscal year starting as from January 1, 2019, must be charged by one sixth to the fiscal year in which the adjustment is assessed and the remaining five sixths in the immediately following fiscal periods; whereas for the fiscal years starting as from January 1, 2021, 100% of the adjustment is allowed to be deducted in the fiscal year in which it is assessed.

(b)	Employers’ contributions payable into government-run pension plans, health care for the elderly and disabled, family allowances and national employment fund:

(i)	The stepwise reduction planned until 2022 is suppressed and the contribution rates are fixed starting on December 2019 at:
- 20.40% for private sector employers engaged in the Services or Retail industries whose total annual sales surpass the limits imposed by the Secretariat for Small and Medium-Sized Enterprises’ Resolution SEPYME No. 220/19 or such as may replace it in the future, for the category “Tranche 2 Medium-Sized Enterprise”.

- 18% for the remaining employers in the private sector.

(ii)	There are fixed amounts allowed to be detracted from the calculation basis; this notwithstanding, the resolution does not contemplate any future adjustments.

(iii)
In connection with the employers’ contributions actually paid, the amount resulting from applying the percentage points fixed for each specific jurisdiction to the taxable basis may be computed as fiscal credit upon assessing value added tax.

(c)	Rate for customs’ foreign trade statistics compilation service

The Rate for customs’ foreign trade statistics compilation service applicable to imports whose final application is consumption and which take place from January 1 through December 31, 2020 increases from 2.5% to 3%.

(d)	So-called “PAIS” tax, i.e., the Tax Towards Inclusion and Solidarity in Argentina

For a term of five tax periods, an emergency tax is established that consists in a 30% tax rate levied on transactions associated to the acquisition of foreign currency for savings, purchases of goods and services in foreign currency and international transportation of passengers. This emergency tax shall be imposed on all the taxpayers who reside in Argentina irrespective of whether they are individuals or legal entities. This tax shall not be treated as a partial payment of any other tax.

The transactions levied with the PAIS tax are as follows: (i) purchase of bank notes and foreign currency for savings or without any specific application (subject to a monthly USD 200 limit); (ii) exchange of foreign currency conducted by financial institutions at the request of purchasers or beneficiaries for application to payment of acquisitions of goods or services and services contracted abroad irrespective of the means of payment used for paying such amounts; (iii) exchange of foreign currency conducted by financial institutions at the request of purchasers or beneficiaries who are Argentine residents for application to payment of services rendered by individuals who are not Argentine residents irrespective of the means of payment used for paying such amounts; (iv) acquisition of services abroad contracted through Argentina’s travel and tourism agencies; and (v) acquisition of passenger transportation services (irrespective of the means of transportation) for a destination abroad to the extent that in order to pay for the transaction, the need arises for accessing the single, free-floating foreign exchange market in order to acquire the relevant foreign currency.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Labor law matters and payroll taxes

The Argentine Executive Branch is allowed by the law herein discussed to reduce contributions by employees and employers into the pension plan fund to limited jurisdictions and specific activities which might be in critical situations. In these cases, the exemption would not be total, and it would not be limited to future increases pursuant to a decree or pursuant to the salary negotiation process between the specific industry and relevant unions; rather, it could be applied to the whole salary.

In connection with labor law matters, before the enactment of Law No. 27,541 and by virtue of Decree of Necessity and Urgency No. 34/19 (as published in the Official Gazette on December 13, 2019), the Argentine Executive Branch established for a term of 180 days a duty to pay a two-fold severance to employees dismissed without cause. This measure does not apply to employment contracts made after the coming into force of the Decree.

Finally, on September 16, 2020, the BCRA published Communication “A” 7106, which established the need to refinance financial indebtedness abroad for those loans with foreign countries from the non-financial private sector with a creditor that does not is a related counterpart of the debtor whose maturities operate between October 15, 2020 and March 31, 2021. Likewise, it was established that the legal entities involved must present a refinancing plan to the BCRA based on certain criteria, such as , that the net amount for which the exchange market will be accessed in the original terms will not exceed 40% of the amount of capital that expired and that the rest of the capital has been, at least, refinanced with a new external debt with a life 2-year average.

32.       EFFECTS OF COVID-19 ON THE GROUP

On March 11, 2020, the outbreak of a novel coronavirus (COVID-19) was declared a pandemic by the World Health Organization (WHO).

In the face of the recent and fast proliferation of the outbreak of COVID-19, the countries where the Group has operations have mandated that entities restrict or suspend their business activities therein, and have implemented travel restrictions and social distancing measures. In this regard, on March 19, 2020, the Argentine Executive Branch passed Executive Decree No. 297/2020, mandating social distancing in Argentina to prevent the effects of the pandemic.

In compliance with such decree, the Group: (i) temporarily suspended the production and dispatch of cement, concrete and aggregates until such time as the necessary conditions to resume activities are in place; (ii) temporarily suspended the construction project of the second line of L´Amalí plant, in the City of Olavarría, until such time as the necessary conditions to resume activities are in place; (iii) implemented teleworking practices among its back office staff; and (iv) has created a Crisis Management Committee tasked with monitoring and assessing the adoption of measures to mitigate the effects of this crisis.

Since the enactment of such decree until the date of these interim financial statements, the Argentine Executive Branch has been authorizing certain activities and services, as part of a plan to ease the lockdown restrictions.

Accordingly, effective since April 6, 2020, the Group has resumed the production and dispatch of cement, concrete and aggregates, at current demand levels in the market, which stand approximately 15 per cent below the operated levels during the same nine-month period of the the previous year.

On the other hand, the Company has secured a permit to continue with the construction works of the second line of L´Amalí plant, under stringent health protocols established by the Provincial Government and the Group.

Concerning the railroad business operated through the subsidiary Ferrosur Roca S.A., as a consequence of the above-described circumstances, on April 13, 2020, such subsidiary filed a crisis prevention procedure with the Argentine Ministry of Labor, Employment and Social Security in order to apply for certain benefits afforded under Section 6, paragraph b), of Decree of Necessity and Urgency No. 332 passed in 2020. As a result of such presentation, Ferrosur Roca S.A. obtained the Assistance to Work and Production (“ATP”) for the months of April and May; additionally, negotiations were carried out with the unions that concluded in a joint presentation for the payments of salaries with non-remunerative amounts and postponing certain additional measures, such as suspensions, all of which was carried out in the record of the referred crisis preventive process. All of the aforementioned, with the aim of minimizing the serious economic impact caused by the crisis in Argentina and COVID-19 on the activities carried out by Ferrosur Roca S.A. During the last quarter of this period, Ferrosur Roca S.A. presented some recovery in volume after taking new business; however, in the current context of operation and the industry in general, rates are losing competitiveness due to the inflationary process and the devaluation of the operating costs of said company.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Finally, as of the date of these interim financial statements, the Group continues with its evaluations in order to accommodate its operating structure to current operating volumes, working jointly with several oversight authorities and the sector's stakeholders, and has not identified adjustments to reflect changes in asset valuation or in respect of the adequacy of its liabilities that require recognition in these interim financial statements.

33.       OFFICIALLY STAMPED BOOKS

As of date of these interim financial statements, the social distancing restrictions imposed by the Argentine Government in connection with the events described in Note 32 to these interim financial statements are still in place. Accordingly, in compliance with such restrictions, the Company has been unable to transcribe its financial statements to the pertinent restrictions have been eased or lifted.

34.            SUBSEQUENT EVENTS

34.1 Dividend distribution

During the ordinary shareholders‘ meeting held on September 30, 2020 it was approved the payment of dividends for a total amount of Ps. 2,400 million for which the Reserve for Future Dividends and partially the Optional Reserve have been deactivated and recognized the related liability in the other debts of the statement of financial position as of September 30, 2020.

The aforementioned dividend was made available to the shareholders of the Company on October 14, 2020.

34.2 Complaints brought against the Group and others in the United States of America

Regarding the class action lawsuit filed against Loma Negra C.I.A.S.A., its directors, some members of its senior management at the time of our Initial Public Offering (IPO), the banks that placed the ADSs, and its former controlling shareholder before the United States District Court of the Southern District of New York, on October 22, 2020, the judge of the United States state court partially accepted the request for dismissal timely filed by the Company. By virtue of this, as of the date of issuance of these condensed consolidated interim financial statements, the lawsuit continues its course regarding the arguments that were not rejected by the judge.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

INFORMATION REPORT

1. ACTIVITIES OF THE COMPANY

During the current period Loma Negra C.I.A.S.A. and its subsidiaries dispatched 3,540,601 tons of cement and lime, and their net sales amounted to 25,474,779. Dispatches overall were 16% below those for the same period of the prior year.

Gross income amounted to 7,007,975 and the total comprehensive income for nine-month period was 7,309,948. Said income accounts for a 92% increase compared to the comprehensive income for the same period of the prior year.

On August 21, 2020, Loma Negra C.I.A.S.A. (the “Company”) sold its total stake in the Paraguayan company Yguazú Cementos S.A. (“Yguazú”), which represented 51.0017% of the capital stock of Yguazú. The sale was made to the local shareholder of Yguazú. The result of this operation was a gain of 5,182,092 before income tax (Note 30).

Taking into account the extraordinary income as a result of the sale of the Company's stake in the Paraguayan company Yguazú Cementos SA, the Group decided to cancel its financial debt in advance for a total amount of 8,700,000 and to carry it out by Loma Negra C.I.A.S.A. a capital contribution to the controlled company Cofesur S.A.U. for a total amount of 1,446,676 that would later be contributed to Ferrosur Roca S.A. to provide greater liquidity and contribute to the strengthening of this last indirect controlled company. In the same sense, on September 30, 2020, by decision of the Ordinary General Shareholders´ Meeting of Loma Negra CIASA, it was approved the payment of dividends for a total amount of 2,400,000, through the total disaffection of the Reserve for future dividends and, for the remainder, the partial cancellation of the Optional reserve. Said dividend was made available to shareholders on October 14, 2020.

During the last quarter of this period, taking into account certain circumstances that indicated that the carrying value were impaired in the Railroad and Aggregates segments, the Group recorded an impairment of certain property, plant and equipment assets of the aforementioned cash-generating units for a total of 850,605.

2. EQUITY STRUCTURE, COMPARATIVE

	09.30.2020	09.30.2019	03.31.2018

Current assets	13,427,043	11,741,608	15,831,427
Non-current assets	50,483,352	54,671,424	38,220,803
Total assets	63,910,395	66,413,032	54,052,230

Current liabilities	16,110,620	19,841,200	15,372,830
Non-current liabilities	9,684,278	11,623,939	8,854,443
Total liabilities	25,794,898	31,465,139	24,227,273

Non-controlling interests	286,673	2,860,530	2,971,950
Shareholders’ equity attributable to owners of the company	37,828,824	32,087,363	26,853,007
Total shareholders’ equity	38,115,497	34,947,893	29,824,957

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

3. STRUCTURE OF RESULTS, COMPARATIVE

	09.30.2020	09.30.2019	03.31.2018

Gross income	7,007,975	8,771,349	8,095,255
Selling and administrative expenses	(2,165,476)	(2,526,946)	(2,619,956)
Share of loss of associates	(362,707)	-
Other gains and losses	57,610	17,005	10,091
Impairment of property, plant and equipment	(850,605)	-	-
Tax on bank accounts debits and credits	(322,973)	(371,817)	(372,677)
Financial results, net	402,798	(1,687,793)	(3,242,418)
Profit before tax	3,766,622	4,201,798	1,870,295
Income tax	(806,193)	(1,298,333)	(1,041,914)
Net profit for the period from continued operation	2,960,429	2,903,465	828,381

Net profit for the period from discontinued operations	4,606,788	665,285	461,028
Net profit for the period	7,567,217	3,568,750	1,289,409

Net profit for the period attributable to:
Owners of the company	7,496,231	3,411,290	1,141,661
Non-controlling interests	70,986	157,460	147,748

Other comprehensive income
Due to exchange differences	(257,269)	239,224	1,952,441
Total other comprehensive income for the period	(257,269)	239,224	1,952,441
Total comprehensive income for the period	7,309,948	3,807,974	3,241,850

4. COMPARATIVE CASH FLOWS STRUCTURE

	09.30.2020	09.30.2019	03.31.2018

Net cash flows generated by / (used in) operating activities	6,631,873	6,032,438	3,000,641
Funds generated by / (used in) investing activities	277,616	(11,533,775)	(4,192,550)
Funds (used in) / generated by financing activities	(6,577,799)	2,184,665	(2,128,446)
Total funds generated by / (used in) during the period	331,690	(3,316,672)	(3,320,355)

5. STATISTICAL DATA (1) (In tons)

	09.30.2020	09.30.2019	03.31.2018

Production volume (*)	3,477,652	4,178,886	4,651,993

Sales volume (*)
Argentina	3,535,834	4,189,574	4,676,113
Abroad	4,767	2,812	3,615
Total	3,540,601	4,192,386	4,679,728

(*) Information not examined or covered by the Review Report.

(1) The information presented for comparative purposes has been modified to give retroactive effect to the deconsolidation of the Yguazú Cementos S.A. operation. discontinued as of August 21, 2020.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

6. INDEXES

	09.30.2020	09.30.2019	03.31.2018

Production volume (*)	3,477,652	4,178,886	4,651,993

Sales volume (*)
Argentina	3,535,834	4,189,574	4,676,113
Abroad	4,767	2,812	3,615
Total	3,540,601	4,192,386	4,679,728

7. FUTURE PROSPECTS

Early in the year, the Argentine GDP was already expected to shrink in 2020. The health and economic crisis unleashed by the COVID-19, aggravated this expectations expectations, not only at the national level, but also regionally and global.

Despite the fact that this context had initially affected the ability to sale the Group's products and services and had also abruptly contracted the demand for its main products, a normalization of operations was observed, with a strong recovery in the bag sale segment. mainly associated with the residential and retail sectors.

In contrast, both bulk cement sold, as well as the concrete and aggregated segments, have not yet experienced a significant recovery, mainly because large private or public works have not yet acquired a relevant speed of execution.

On the other hand, as of the date of issuance of these condensed consolidated interim financial statements, the Company continues with the construction works of the second line of L´Amalí plant, under stringent health protocols.

At the time of issuance of these condensed consolidated interim financial statements, a clearer recovery is observed for the industry, driven almost exclusively by demand from households and retailers, with record volumes of cement in bags. However, and despite the fact that more economic sectors have been added to the flexibilities in the country, the sustained growth is still uncertain.

Our long term perspective has not been conditioned by the challenges described around the context of Argentina, keeping our course, committing to and trusting in the progress and development of our country.

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).